File No. 82-1548
EXEMPTION 12g3-2(b)


10015938

SECOND QUARTER

March 31, 2010


NANO TECH
N.O.T.E.S
SECURITY CORP.

N.O.t.E.S

"Nano-Optic Technology for Enhanced Security"

*Our **N.O.t.E.S** technology represents the next generation of counterfeit deterrence.*

dw 6/29


NANO TECH



SECURITY CORP.

Nanotech Security Corp.
(Formerly Wireless2 Technologies Inc.)
Consolidated Balance Sheets
Expressed in Canadian Dollars

	March 31 2010 (Unaudited)	September 30 2009 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	**1,523,932**	1,752,799
Accounts receivable	**308,551**	211,523
Inventory	**346,454**	355,374
Prepaid expenses	**22,867**	19,199
	2,201,804	2,338,895
Investment (Note 7)	**350,000**	50,000
Property and equipment	**33,888**	42,907
Other assets	**21,794**	23,728
	2,607,486	2,455,530
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**234,944**	169,779
Deposits	**12,692**	5,011
	247,636	**174,790**
SHAREHOLDERS' EQUITY		
Share Capital	**14,791,057**	14,500,112
Warrants	**109,105**	-
Contributed surplus	**409,990**	401,309
Accumulated other comprehensive loss	**(219,343)**	(205,132)
Deficit	**(12,730,959)**	(12,415,549)
	2,359,850	**2,280,740**
	2,607,486	**2,455,530**

Contingency (Note 6)

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway" *(signed)*
Director

"K.R. Tolmie" *(signed)*
Director

Nanotech Security Corp.
(Formerly Wireless2 Technologies Inc.)
Consolidated Statements of Operations (Unaudited)
Periods Ended March 31
Expressed in Canadian Dollars

	SECOND QUARTER		SIX MONTHS	
	2010	2009	**2010**	2009
	$	$	**$**	$
Revenues	**716,986**	754,659	**1,225,435**	1,445,237
Cost of sales	**438,428**	492,628	**776,767**	970,275
Gross Profit	**278,558**	262,031	**448,668**	474,962
Sales and marketing	**98,633**	129,462	**192,887**	261,379
Depreciation and amortization	**4,670**	5,291	**9,432**	10,006
General and administration	**154,358**	173,346	**275,683**	299,379
Research and development	**176,511**	69,255	**229,253**	132,893
Financial charges	**1,921**	9,614	**6,338**	17,079
Foreign exchange loss (gain)	**31,367**	(28,308)	**41,804**	(136,306)
Stock based compensation	**5,208**	-	**8,681**	0
	472,668	**358,660**	**764,078**	**584,430**
Loss before income taxes	**(194,110)**	(96,599)	**(315,410)**	(109,468)
Income taxes	**-**	(10,301)	**0**	(10,301)
Comprehensive loss	**(194,110)**	**(86,298)**	**(315,410)**	**(99,167)**
Net (loss) per share				
Basic and diluted	**(0.01)**	**(0.00)**	**(0.02)**	**(0.01)**
Weighted average number of shares	**23,214,711**	18,758,642	**20,967,788**	18,758,642

See accompanying notes to consolidated financial statements

Nanotech Security Corp.
(Formerly Wireless2 Technologies Inc.)
Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Six Months Ended March 31, 2010 and 2009

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Comprehensive Loss	Total Shareholders' Equity
	$	$	$	$	$	$	$
Balance at September 30, 2008	14,500,112	401,309	-	(232,224)	(12,025,475)	-	2,643,722
Foreign currency translation income	-	-	-	65,169	-	65,169	65,169
Net loss	-	-	-	-	(99,167)	(99,167)	(99,167)
Comprehensive loss	-	-	-	-	-	(33,998)	(33,998)
Balance at March 31, 2009	14,500,112	401,309	-	(167,055)	(12,124,642)	(33,998)	2,609,724
Balance at September 30, 2009	14,500,112	401,309	-	(205,132)	(12,415,549)	-	2,280,740
Foreign currency translation income	-	-	-	(14,211)	-	(14,211)	(14,211)
Net loss	-	-	-	-	(315,410)	(315,410)	(315,410)
Comprehensive loss	-	-	-	-	-	(329,621)	(329,621)
Stock based compensation	-	8,681	-	-	-	-	8,681
Private placement	290,945	-	109,105	-	-	-	400,050
Balance at March 31, 2010	14,791,057	409,990	109,105	(219,343)	(12,730,959)	(329,621)	2,359,850

See accompanying notes to consolidated financial statements

Nanotech Security Corp.
(Formerly Wireless2 Technologies Inc.)
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended March 31
Expressed in Canadian Dollars

	SECOND QUARTER		SIX MONTHS	
	2010	2009	**2010**	2009
	$	$	$	$
OPERATING ACTIVITIES				
Net (loss)	**(194,110)**	(86,298)	**(315,410)**	(99,167)
Items not involving cash:				
Depreciation and amortization	**4,670**	5,291	**9,432**	10,006
Foreign exchange adjustment	**(9,844)**	23,316	**(11,995)**	68,520
Stock based compensation	**5,208**	-	**8,681**	-
Non-cash working capital changes	**(34,459)**	(72,433)	**(18,930)**	(221,254)
	(228,535)	(130,124)	**(328,222)**	**(241,895)**
INVESTING ACTIVITIES				
Property and equipment acquisitions	**(695)**	-	**(695)**	(16,420)
Investment	**(200,000)**	(50,000)	**(300,000)**	(50,000)
	(200,695)	(50,000)	**(300,695)**	**(66,420)**
FINANCING ACTIVITIES				
Proceeds on private placement	**400,050**	-	**400,050**	-
Repayment of loans payable	-	(15,834)	-	(15,834)
	400,050	**(15,834)**	**400,050**	**(15,834)**
Net (decrease) in cash	**(29,180)**	**(195,958)**	**(228,867)**	**(324,149)**
Cash, beginning of period	**1,553,112**	2,217,533	**1,752,799**	2,345,722
Cash, end of period	**1,523,932**	**2,021,575**	**1,523,932**	**2,021,573**
Supplementary Cash Flow Disclosure				
Interest paid	-	-	-	-
Income taxes paid	-	(10,301)	-	(10,301)

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Nanotech Security Corp. (formerly Wireless2 Technologies Inc.) (the "Company") through its wholly-owned subsidiary Tactical Technologies Inc., designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada. Nanotech Security Corp. has been developing in partnership with I|D|ME Technologies Corp., commercially viable nanotechnology designed into specialized optics yielding unique signatures that cannot be reproduced by a counterfeit. These signatures are both overt and machine readable, suitable for a variety of security applications. Applications include banknotes, security cards, ID tags (e.g. driver's license, medical cards), tickets, software licenses, dvds/cds, inspection tags (long-haul pipelines, sprinkler systems), drug detection containers (pharma), court documents, wills and court orders. This new technology is called **N.O.t.E.S - Nano-Optic Technology for Enhanced Security.**

2. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

On October 1, 2008, the Company adopted the following new accounting standards of the Canadian Institute of Chartered Accountants ("CICA"):

(a) Handbook Section 3031, Inventories

The adoption of this new standard requires changes for accounting for inventory, including changes to the definition of net realizable value. The new standard clarifies the definition of cost to include all costs of purchase, costs of conversion and other costs incurred to bringing the inventories to their present location and condition. In addition, the standard requires companies to assess the recoverability of inventory costs in comparison to net realizable value. Declines in replacement cost below carrying values for raw materials do not require write-downs if the finished goods in which they will be incorporated are expected to be sold at or above cost. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

(b) Handbook Section 3064, Goodwill and Intangible Assets

This section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides additional guidance on measuring the cost of goodwill, intangible assets and research and development costs. The standard states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 did not have a material impact on the financial statements for the quarter ended March 31, 2010.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiary, Tactical Technologies Inc. Intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates are used for, but are not limited to, the accounting for doubtful accounts, inventory obsolescence, amortization and income taxes. Actual results could differ from those estimates.

(c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Cost is determined on a weighted average basis. Work in process is valued at the lower of cost and net realizable value. The cost of work in process and finished goods includes the cost of raw material, direct labour and an allocation of related overheads.

3. Significant accounting policies (continued)

(d) Foreign currency translation

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the historical rates. Revenues and expenses are translated at the average rates for the year except for amortization that is translated at historical rates. Translation gains and losses are included in earnings.

(e) Investments in private entities

The Company has an investment in a non-publicly traded company, in which it has 1.6% of the voting rights and in which it does not exercise significant influence. The Company monitors this investment for impairment and makes appropriate reductions in its carrying value when necessary. This investment is carried at cost in the consolidated financial statements. No impairment has been recorded for the six months ended March 31, 2010.

(f) Property and equipment and amortization

Property and equipment are recorded at cost. Depreciation is calculated using the following methods and annual rates:

Manufacturing and office equipment	20% declining balance
Leasehold improvements	Lesser of lease term and 20% straight-line

(g) Intangible assets

Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following period:

Licenses	Lesser of term of licensing agreements or ten years

(h) Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(i) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. They are measured using enacted and substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered in income in the period in which the change occurs including any change in applicable future tax rates.

(j) Revenue recognition

The Company recognizes equipment rental and service revenue over the term of the applicable operating service agreements after the rental and/or service has been provided. Sales of product are recognized as revenue pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured. The Company includes in revenues interest earned on cash and cash equivalents.

3. Significant accounting policies (continued)

(k) Stock-based compensation

The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. The method consists of expensing the fair value of stock-based awards over the vesting period of the options granted. Upon exercise of the stock options, consideration received together with amounts previously recognized in contributed surplus is recorded as an increase in share capital. The Company's stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. During the six months ended March 31, 2010, the Company granted 1,250,000 incentive stock options exercisable for three (3) years at a price of $0.10 per share.

(l) Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

	Classification
Cash and cash equivalents	Held-for-trading
Investment	Available-for-sale
Accounts receivable	Loans and receivables
Accounts payable	Other liabilities
Deposits	Other liabilities

Held-for-trading
Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading. They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Available-for-sale
Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in other comprehensive loss (income). Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing charges to reflect impairments that are considered to be other than temporary. No impairments were recorded on available-for-sale assets for the six months ended March 31, 2010.

Loans and receivables
Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities
Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

Transaction costs
Transaction costs related to held-for-trading financial assets are expensed as incurred. Transaction costs related to other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest method.

3. Significant accounting policies (continued)
(l) Financial instruments (continued)

Effective interest method
The Company uses the effective interest method to recognize interest income or expense which includes transaction costs or fees and premiums or discounts earned or incurred for financial instruments.

(m) Derivative instruments

Derivative instruments held-for-trading or speculative purposes or that are not eligible for hedge accounting are recognized on the balance sheet at their fair value, with change in fair value recognized in foreign exchange gain or loss.

(n) Earnings per common share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding for that period. The Company uses the treasury stock method in calculating diluted earnings per share. This method requires that fully diluted net earnings per share to be calculated as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby, were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(o) Recent accounting pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. These standards replace the existing guidance and correspond to similar provisions of International Financial Reporting Standards ("IFRS"). The three standards must be adopted concurrently and are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting the new standards.

In June 2009, the CICA amended Handbook Section 3862, Financial Instrument - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. This amended standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of adopting the new standard.

(p) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending September 30, 2012 and will include the comparative period of 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. SUPPLEMENTARY CASH FLOW INFORMATION

Change in non-cash working capital

	2010	2009
	$	$
Accounts receivable	**(97,028)**	(99,116)
Inventory	**8,920**	(28,415)
Prepaids	**(3,668)**	(6,164)
Accounts payable and accrued liabilities	**65,165**	(45,118)
Customer deposits	**7,681**	(2,001)
Income taxes payable	**-**	(40,440)
	(18,930)	(221,254)

5. INCOME TAXES

The company has approximately $4.0 million in Canadian loss carry forwards, and US$100,000 in US loss carry forwards, with expiry dates from 2010 to 2029, the tax effect of which has not been recognized in the accounts.

6. CONTINGENCY

In February 2008, the Company was named as a defendant in a lawsuit, which is currently ongoing. Management believes that the claim is without merit and the Company continues to defend against it. No accrual has been made as the outcome of the lawsuit is currently unknown.

7. OTHER

As of November 9, 2009, the Company has reached an agreement with a private company that is a related party (a company with a director in common) to purchase rights to a license that can be used in applications such as anti-counterfeiting for security devices. The Company paid a $300,000 initial payment for the license ($100,000 was paid during the quarter ended December 31, 2009 and $200,000 was paid in the current quarter), with a further and an ongoing royalty of 9% of gross revenues achieved from the technology. Beginning in 2010, there will be minimum annual advance royalties fees of $150,000, of which 50% will be credited to the percentage royalty. As of the date of the financial statements, the licensing arrangement is still subject to regulatory approval.

Further, the Company funded the initial license fees and marketing expenses relating to the investment referred to above by raising $400,050 through a unit private placement, issuing 5,334,000 units at $0.075 per unit, which was completed in January 2010. Each unit is comprised of one share and one half warrant, exercisable for two years at $0.10. Insiders participated in the placement to the extent of approximately 48%.

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
Nanotech Security Corp.
Director, Chairman & Chief Executive Officer
Tactical Technologies Inc.

Bernhard J. Zinkhofer*
Director
Nanotech Security Corp.

Brian F. Causey
Director, Secretary & Chief Financial Officer
Nanotech Security Corp.

Kenneth R. Tolmie*
Director, Audit Committee Chairman
Nanotech Security Corp.

Richard B. Snyder
President
Tactical Technologies Inc.

Lynn J. Blakeway
Vice-President
Nanotech Security Corp.

* Denotes member of Audit Committee

Corporate Information

Nanotech Security Corp. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5
eMail: info@nanosecurity.ca
Website: www.nanosecurity.ca

Stock Exchange Listing
TSX Venture Exchange, Tier 1
Symbol – **NTS**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
Tactical Technologies Inc. (United States)

Legal Counsel and Records Office
Lang Michener LLP
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: **24,103,711**
(at **March 31, 2010)**

Nanotech Security Corp.
(Formerly Wireless2 Technologies Inc.)
Management's discussion & analysis
as at May 27, 2010

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company, and the notes relating thereto, for the three months ended March 31, 2010, as well as the audited consolidated financial statements and the notes relating thereto, for the year ended September 30, 2009. Additional information relating to the Company is filed on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General overview

Nanotech Security Corp. (formerly Wireless2 Technologies Inc.) ("Nanotech") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Nanotech's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

Nanotech Security Corp. (formerly Wireless2 Technologies Inc.) (the "Company") through its wholly-owned subsidiary Tactical Technologies Inc., designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada. Nanotech Security Corp. has been developing in partnership with I|D|ME Technologies Corp., commercially viable nanotechnology designed into specialized optics yielding unique signatures that cannot be reproduced by a counterfeit. These signatures are both overt and machine readable, suitable for a variety of security applications. Applications include banknotes, security cards, ID tags (e.g. driver's license, medical cards), tickets, software licenses, dvds/cds, inspection tags (long-haul pipelines, sprinkler systems), drug detection containers (pharma), court documents, wills and court orders. This new technology is called **N.O.t.E.S - Nano-Optic Technology for Enhanced Security.**

The consolidated financial statements include the results, financial position and cash flows of Nanotech Security Corp. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of operations

The unaudited consolidated financial statements for the three (3) months ended March 31, 2010 include the results and financial position of Nanotech Security Corp., and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the three months ended March 31, 2010 decreased by $37,703 or 4% to $716,986 compared to the same period last year. Gross profit for the current quarter was 38% of revenues and $278,558 compared to 34% and $262,061 for the comparable quarter of the 2009 fiscal year, due largely to product mix. The decrease in revenues is the result of weakened economic conditions while the changes in gross profit percentage are attributable to the changes in sales volumes against which overheads may be absorbed and from the product mix of sales. The weakened economic conditions are expected to continue through the third quarter.

Operating costs

Expenses, excluding foreign exchange gain or loss, increased $54,333 during the three months ended March 31, 2010 compared with the same period in the 2009 fiscal year. Sales and marketing expense decreased $38,829 to $98,633 because of lower staffing levels and commissions. The increased loss for the three month period ended March 31, 2010 compared with the same period in fiscal 2009 was largely due to the foreign exchange gain and loss differences between the periods. Foreign exchange loss in the current period was $31,367 compared with a foreign exchange gain in the previous period of $28,308. Additionally, research and development expense increased significantly this quarter to $176,511 compared to $69,255 compared with the same period in fiscal 2009.

Quarterly results

	2nd Qtr 2010	1st Qtr 2010	4th Qtr 2009	3rd Qtr 2009
		$	$	$
Revenues from continuing operations	716,986	508,449	588,614	711,841
Net (loss) income	(194,110)	(121,300)	(114,786)	(176,121)
Net (loss) income per common share - Basic and diluted	(0.01)	(0.01)	(0.00)	(0.00)

Quarterly results - 2009

	2nd Qtr 2009	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008
		$	$	$
Revenues from continuing operations	754,689	690,548	787,692	701,244
(Loss) income before discontinued operations	(86,298)	(12,869)	(68,247)	(45,218)
Income from discontinued operations	-	-	-	108,294
Net (loss) income	(86,298)	(12,869)	(68,247)	63,076
Net (loss) income per common share - Basic and diluted	(0.00)	(0.00)	0.00	(0.00)

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. A significant proportion of the Company's revenues and expenses are generated in U.S. dollars. Revenues and expenses for the three months ended March 31, 2010 were reduced as the average exchange rate fell from 1.25 in the three months ended March 31, 2009 to 1.04 in the current period.

Liquidity

Working capital at March 31, 2010 was $1,954,168 compared to $2,485,439 at March 31, 2009. During the current quarter, the Company made an investment $200,000 to purchase rights to a license from I|D|ME Technologies Corp. a private Company.

In the first quarter, operating activities used cash of $228,535 compared to $130,124 in 2009.

Investing activities

During the current quarter, the Company made a payment of $200,000 for certain rights to a license from I|D|ME Technologies Corp. a private Company, compared with an investment of $50,000 in RFind Systems Inc. in the quarter ended, March 31, 2009.

Capital resources

At March 31, 2010, the Company had working capital of $1,954,168, as compared to $2,485,439 at March 31, 2009. The Company has no long term debt or loans outstanding and had 24,103,711 common shares issued and outstanding at March 31, 2010 and 18,769,711 common shares issued and outstanding at March 31, 2009.

The Company had no commitments for material capital expenditures as of March 31, 2010.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated. The Company has no investments or exposure in asset backed commercial paper.

Management has reviewed its funding requirements and operations in light of current economic conditions. Management believes the Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Operating leases	601,890	78,543	250,175	179,390	93,782
Total contractual obligations	601,890 *	78,543 *	250,175	179,390	93,782

* Not including purchase commitments to suppliers

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements in place.

Transactions with related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $15,000 (2009 - $36,500) are charged by companies controlled by individuals who are officers or directors of the Company. As of March 31, 2010 and 2009, there were no amounts owing to these companies.

Legal matters

In February 2008, the Company was named as a defendant in a lawsuit, which is currently ongoing. Management believes that the claim is without merit and the Company continues to defend against it. No accrual has been made as the outcome of the lawsuit is currently unknown.

Critical accounting estimates

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and income tax loss benefits, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Other information

As of November 9, 2009, the Company has reached an agreement with I|D|ME Technologies Corp. a private company that is a related party (a company with a director in common) to purchase rights to a license that can be used in applications such as anti-counterfeiting for security devices. The Company has paid a $300,000 initial payment for the license ($100,000 was paid during the quarter ended December 31, 2009 and $200,000 was paid in the current quarter), with a further and an ongoing royalty of 9% of gross revenues achieved from the technology. Beginning in 2010, there will be minimum annual advance royalties fees of $150,000, of which 50% will be credited to the percentage royalty. As of the date of the financial statements, the licensing arrangement is still subject to regulatory approval.

Further, the Company funded the initial license fees and marketing expenses relating to the investment referred to above by raising $400,050 through a unit private placement, issuing 5,334,000 units at $0.075 per unit, which was completed in January 2010. Each unit is comprised of one share and one half warrant, exercisable for two years at $0.10. Insiders participated in the placement to the extent of approximately 48%.

Looking forward

At the time of this report, Nanotech has entered into an agreement in principle to license nano-hole technologies for use in the field of anti-counterfeiting. At present, Tactical continues to be successful in its field and generates approximately $2.3 million in revenues annually. Tactical had a backlog of approximately $195,000 at September 30, 2009, and at present has a backlog of approximately $605,000. Tactical is currently assessing the effect of the economic downturn on its operations and reducing labour costs and expenses where possible.

Capital risk management

Management defines capital as long term debt plus shareholders' equity, which includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial risk management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company does not have a practice of trading derivatives and has none outstanding at March 31, 2010.

Interest rate risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign exchange risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time. The impact of a 10% change in foreign exchange rates between the Canadian and U.S. dollar on the Company's results of operations or financial position would not be significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining cash deposits from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity risk

The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, Management manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal operating and capital expenditures.

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at March 31, 2010.

Changes in accounting policies including initial adoption

On October 1, 2008, the Company adopted the following new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") as required by GAAP:

(a) Handbook Section 3031, *Inventories.* The adoption of this new standard requires changes for accounting for inventory, including changes to the definition of net realizable value. The new standard clarifies the definition of cost to include all costs of purchase, costs of conversion and other costs incurred to bringing the inventories to their present location and condition. In addition, the standard requires companies to assess the recoverability of inventory costs in comparison to net realizable value. Declines in replacement cost below carrying values for raw materials do not require write-downs if the finished goods in which they will be incorporated are expected to be sold at or above cost. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

(b) Handbook Section 3064, *Goodwill and Intangible Assets* replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs.* The new standard provides additional guidance on measuring the cost of goodwill, intangible assets and research and development costs. The standard states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the

recognition criteria. Section 3064 did not have a material impact on the financial statements for the year ended March 31, 2010.

Recent accounting pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-Controlling Interests*. These new standards will be effective for fiscal years beginning on or after January 1, 2011. These standards replace the existing guidance and correspond to similar provisions of International Financial Reporting Standards ("IFRS"). The three standards must be adopted concurrently and are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting the new standards.

In June 2009, the CICA amended Handbook Section 3862, *Financial Instruments-Disclosures*, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. This amended standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of adopting the new standard.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. The Company's first annual IFRS financial statements will therefore be for the year ending September 30, 2012 and will include the comparative period of 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure controls and procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequate and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiary, would have been known to them as of the fiscal year ended September 30, 2009 and as of the six months ended March 31, 2010.

As well, as of the end of the fiscal year ended September 30, 2009 and as of the six months ended March 31, 2010, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2009 and the six months ended March 31, 2010, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"

President & Chief Executive Officer

May 27, 2010

"Brian F. Causey"

Chief Financial Officer

May 27, 2010

NANO TECH
SECURITY CORP.

News Release

TSX - VENTURE
Exchange—Tier 1

Symbol: NTS

Nanotech Security Corp. Launches Corporate Website

June 3, 2010: Doug Blakeway, CEO of Nanotech Security Corp. (TSX-V:NTS) announces that it's corporate website is now posted for viewing. The website can be viewed at http://www.nanosecurity.ca and updates on our technical progress will be released in the near future on the site.

Nanotech is currently working with Secura Monde International ("SMI") (www.securamonde.com) to provide independent expert advice evaluating Nanotech's products and providing an introduction to the document security industry specifically in the bank note market. SMI's unique knowledge of the industry's technology, products, practices and processes enables SMI to provide Nanotech with an enhanced understanding of the latest authentication technologies and solutions.

Nanotech has just launched ***N.O.t.E.S*** "Nano-Optic Technology for Enhanced Security". Our ***N.O.t.E.S*** technology forms the basis of the latest developments in authentication nanotechnology which represents the next generation of counterfeit deterrence. The first example of this anti-counterfeiting technology can be viewed on a video at the corporate website.

On Behalf of the Board of Directors of
Nanotech Security Corp.

Doug H. Blakeway, President and CEO

- # -

Corporate Contact:
Nanotech Security Corp. +1.604.576.8658
e-mail: info@nanosecurity.ca



TSX VENTURE
Exchange – Tier 1

Symbol: ***WIT***

News Release

Wireless2 Changes Name to Nanotech Security

April 14, 2010: Doug Blakeway, CEO of Wireless2 Technologies Inc. (TSXV:WIT) announces that effective April 15, 2010 shares of Wireless2 will commence trading on TSX Venture under the Company's new name, (Nanotech Security Corp.) and a new symbol (NTS). Certificates in the name of Wirless2 continue to be valid shares in the Company and may be exchanged on a one-for-one basis for certificates in the new name at any time.

Commenting on the name change CEO Doug Blakeway said "The board felt that the name "Nanotech Security" better reflects the increasing prominence in our business of the Simon Fraser University developed nanotechnology which Nanotech Security has exclusively licensed. This technology forms the basis of the latest developments in authentication nanotechnology which we are pursuing for use in anti-counterfeiting products. Updates on our technical progress will be released in the near future".

On Behalf of the Board of Directors of

Wireless2 Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbour' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at +1.604.551.6791.

- # -

Corporate Contact:
Wireless2 Technologies Inc. +1.604.576.8658
Doug Blakeway
e-mail: wire2tec@gmail.com

NR W2 04142010_f.doc



TSX VENTURE
Exchange – Tier 1

Symbol: WIT

News Release

Wireless2 Completes Financing

January 15, 2010: Wireless2 Technologies Inc. (TSXV:WIT) announces further to the our news release dated November 9, 2009, the Company has now completed the previously announced financing of 5,334,000 Units, each unit consisting of one share and one-half warrant exercisable for two years at $0.10. The Company was able to raise $400,050. Insiders participated as to 48%. Proceeds will be used to fund the anti-counterfeiting technology announced in the November 9, 2009 news release.

On Behalf of the Board of Directors of

Wireless2 Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbour' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at +1.604.551.6791.

- # -

Corporate Contact:
Wireless2 Technologies Inc. +1.604.551.6791
e-mail: wire2tec@gmail.com

NR091027.doc



TSX VENTURE
Exchange – Tier 1

Symbol: ***WIT***

News Release

Wireless2 to License Advanced Anti-Counterfeiting Technology and Raise $400,000 in Units Financing

November 9, 2009: Doug Blakeway, CEO of Wireless2 Technologies Inc (TSXV:WIT) announces that the Company has reached an agreement in principle with a private company which has a director in common pursuant to which Wireless2 will be assigned certain rights under a technology license granted by Simon Fraser University. The license is in respect of an advanced multi-application nano-technology including active polymer composites that are potentially useful in a number of applications including anti-counterfeiting for security devices. The license complements the Company's existing law enforcement technology supply business.

The technology uses encoded programmable and scalable "displays" using nano-scale sub-wavelength arrays of holes in thin conductive films embedded onto or into either non-organic or organic materials. In addition to acting as both aperture and filter, these arrays have the ability to enhance the transmission of light passing through them. The high specificity of the light transmission spectrum properties coupled with the complexity of fabrication and low per-unit cost make the technology potentially ideal for use as anti-counterfeiting features on banknotes, passports, credit cards and other high security documents. The result is a document with a security thread which can transmit specific wavelengths (i.e. colours) of light to authenticate it. The nano-technologies will be developed with a view to its incorporation into documents requiring self-verification security features.

The license is being assigned to Wireless2 by *IDme* Technologies Corp., a private company which is majority - owned by SFU researchers who developed the technology as well as by Mr Blakeway who invested in it. Wireless2 will pay a $300,000 initial payment for the license and an ongoing royalty of 9% of gross revenues achieved from exploitation of the technology. Commencing June 2010, there will be minimum annual advance royalty fees of $150,000 of which 50% will be credited to the percentage royalty. There are no shares required under the proposed licensing arrangements.

In order to fund the initial license fees and fund marketing of the technology the Company will be raising $400,000 through the issuance of 5.334 million equity units at $0.075 each, a unit consisting of a share and half warrant exercisable for two years at $0.10 subject to TSX Venture Exchange approval. Insiders will participate in the placement to the extent of approximately 80%. Completion of the transaction is subject to definitive documentation and the completion of the interrelated transactions is targeted for November 30, 2009.

Doug Blakeway commented "I think this technology is very promising and the Company is benefiting from some very innovative work at SFU. We have shown the technology to some knowledgeable industry participants and the feedback has been very encouraging. We have an initial period with fairly low cash requirements with a mid term goal of commercialization, so we think the risk reward ratio is very good for the Company."

On Behalf of the Board of Directors of

Wireless2 Technologies Inc.

Doug H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbour' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at +1.604.551.6791.

- # -

Corporate Contact:
Wireless2 Technologies Inc. +1.604.551.6791
e-mail: wire2tec@gmail.com



TSX VENTURE
Exchange – Tier 1

Symbol: WIT

News Release

Change of Directors and Incentive Options Set

October 28, 2009: Wireless2 Technologies Inc. (TSXV:WIT) announces that effective Thursday, October 1st 2009, Mr. Ian Brown has retired as a director and chief financial officer of Wireless2 Technologies Inc. . The Board wishes to thank Mr. Brown for his many years of service to the company in his capacity as a Director and Chief Financial Officer.

The Board is pleased to announce the appointment of Mr. Brian Causey, B.Comm., CA as a director and new CFO effective Tuesday, October 27th, 2009. Mr. Causey has many years of experience in financial, accounting and audit and operational aspects of public companies. The Company welcomes Mr. Causey to the board.

The Company has granted an aggregate 1,250,000 incentive stock options exercisable for three (3) years at a price of $0.10 per share.

On Behalf of the Board of Directors of

Wireless2 Technologies Inc.

Doug H. Blakeway, President and CEO

- # -

Corporate Contact:
Wireless2 Technologies Inc. +1.604.551.6791
e-mail: wire2tec@gmail.com

NR091027.doc

File No. 82-1548
Exemption 12g3-2(b)

DUPLICATE


BRITISH
COLUMBIA
The Best Place on Earth

Number: BC0277671

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that WIRELESS2 TECHNOLOGIES INC. changed its name to NANOTECH SECURITY CORP. on April 14, 2010 at 04:15 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On April 14, 2010

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada